SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                 Amendment No.__

                           Western Sizzlin Corporation

                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    959542101
                          -----------------------------
                                 (CUSIP Number)

                              Dash Acquisitions LLC
               9701 Wilshire Blvd. #1110, Beverly Hills, CA 90201
                                 (310) 464-6364
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2006
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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CUSIP NO. 959542101                                                Page 2 of 9
          ---------

1    NAME OF REPORTING PERSON

     Dash Acquisitions LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     393,506

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     393,506

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     393,506

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

CUSIP NO. 959542101                                                Page 3 of 9
          ---------


     33.0%

14   TYPE OF REPORTING PERSON*

     IN

CUSIP NO. 959542101                                                Page 4 of 9
          ---------


1    NAME OF REPORTING PERSON

     Jonathan Dash

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     393,506

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     393,506

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     393,506

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

CUSIP NO. 959542101                                                Page 5 of 9
          ---------
     33.0%

14   TYPE OF REPORTING PERSON*

     IN

CUSIP NO. 959542101                                                Page 6 of 9
          ---------


ITEM 1.           SECURITY AND ISSUER.

         Securities: Common Stock $.01 per value per shares (the "Shares")
         Issuer: WESTERN SIZZLIN CORPORATION (the "Company" or the "Issuer") 317 Kimball Avenue, N.E.
                  Roanoke, Virginia 24016

ITEM 2.           IDENTITY AND BACKGROUND

         Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal law securities law during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a) Dash Acquisitions LLC and Jonathan Dash ("Dash") (together the "Reporting Persons").

(b) The address and principal business office of the Reporting Persons is 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, CA 90212

(c) Dash's firm is Dash Acquisitions LLC whose principal business is investment advisory services.

(d) During the past five years prior to the date hereof, Dash has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During five years prior to the date hereof, Dash has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(f) Dash is a United States Citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of November 22, 2006, Dash has invested $64,960 in the Shares of Issuer using his personal funds.

ITEM 4.           PURPOSE OF TRANSACTION

         The Reporting Persons purchased the Shares reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Issuer. Depending on their review and evaluation

CUSIP NO. 959542101                                                Page 7 of 9
          ---------

of the business and prospects of the Issuer and the price level of the Shares, or such other factors as they may deem relevant, the Reporting Persons may acquire additional Shares; may sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933. Any open market or privately negotiated purchases, sales, distributions or other transactions maybe made at any time without additional prior notice. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         As the holder of sole voting and investment authority over the Shares owned by Dash and the Shares owned by Dash's Client in Dash Acquisitions LLC ("Client Shares"), the Dash Acquisitions LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 393,506 Shares representing approximately 33.0% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer).

         Dash is the managing member and control person of Dash Acquisitions LLC, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Dash Acquisitions LLC. Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 393,506 Shares representing approximately 33.0% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer). Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information provided in Item 4 is incorporated by reference. Dash Acquisitions LLC is has entered into an agreement with the Dash Acquisitions LLC Clients ("Dash Clients"), whereby it retains voting power and dispositive power over the Dash Client Shares. Dash Clients, as of November 22, 2006, own an aggregate of 384,956 Shares of the Issuer which along with Dash's Shares total 393,506 Shares and represent an aggregate amount of approximately 33.0% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer ). Dash Acquisitions LLC retains voting power and beneficiary interests in the Client Shares.

         Dash is the managing member and control person of Dash Acquisitions LLC. Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 393,506 Shares representing approximately 33.0% of the outstanding

CUSIP NO. 959542101                                                Page 8 of 9
          ---------


Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer). Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable








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CUSIP NO. 959542101                                                Page 9 of 9
          ---------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:   November 22, 2006

                                                  By: /s/ Jonathan Dash
                                                      -------------------------
                                                      Jonathan Dash



                                                  By: /s/ Jonathan Dash
                                                      -------------------------
                                                      Dash Acquisitions LLC